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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X            Form 40-F.
                -----                     -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.                No.   X
          -----              -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-             .)
                                                 -------------


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     China Southern Airlines Company Limited (the "Company") on April 26, 2004
published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning resolutions passed in a board meeting and a Supervisory Committee meeting that held on April 23, 2004. A copy of the English announcement is included in this Form 6-K of the Company.

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  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE: 1055)

                                  ANNOUNCEMENT

The Directors of the Company hereby announce that, on April 23, 2004, the Board held a board meeting and the Supervisory Committee held a Supervisory Committee meeting.

On April 23, 2004, the board of Directors (the "Board") held a board meeting which was convened by Mr. Yan Zhi Qing, the Chairman of the Board, in accordance with the "Articles of Association" and "Rules of Procedures for Board of Directors" of the Company. The supervisory committee of the Company (the "Supervisory Committee") also held a Supervisory Committee meeting on April 23, 2004.

A total of 13 out of the 15 Directors attended the board meeting. Mr. Zhao Liu An, a Director of the Company, appointed Mr. Wang Quan Hua, a Director of the Company, to vote on his behalf and Mr. Peter Lok, an independent non-executive Director of the Company, appointed Mr. Simon To, an independent non-executive Director of the Company, to vote on his behalf. The Directors who attended the board meeting passed the following resolutions:

1. the full text and summary of the annual report and annual results announcement for the year 2003 were considered and approved;

2.   the Report of the Directors for the year 2003 was considered and approved;

3. the audited consolidated financial statements for the year 2003 was considered and approved;

4. the profit distribution proposal for the year 2003 was considered and approved: based on the audited results by KPMG Huazhen prepared in accordance with the PRC Accounting Rules and Regulations, as at December 31, 2003, the Company recorded a net profit of approximately RMB14,488,000 (please see Note below). The Board did not recommend the payment of a final dividend for the year 2003. Balance of profits for the year 2003 not distributed to shareholders of the Company during the period would be carried forward to next year, and no capitalization of capital common reserve fund would be made for the period. Further, the Company would allocate 10% of the statutory surplus reserve fund and 5% of the statutory common reserves fund;

5. the 5 current independent non-executive Directors, namely Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun be nominated as independent non-executive Directors of the next session of the Board of Directors, and the Board of Directors be authorized to propose to the 2003 Annual General Meeting for approval of matters in connection with the appointment of the next session of the Board of Directors and authorization of the Board to fix the remuneration of the Directors (the brief biography of the nominated Directors of the Board will be disclosed in the 2003 Annual Report);

6. the amendments to the Company's Articles of Association, Rules of Procedures for Shareholders' General Meetings and Rules of Procedures for Board of Directors were considered and approved (the details of the proposed amendments to the Articles of Association, the Rules of Procedures for Shareholders' General Meetings and the Rules of Procedures for the Board of Directors will be disclosed in the Notice of 2003 Annual General Meeting);

7. the appointment of KPMG as the international auditors and KPMG Huazhen as the PRC auditors of the Company were considered and approved;

8. the proposal for the 2003 Annual General Meeting to be convened on June 16, 2004 was considered and approved, and the approved resolutions numbered 2 to 7 above be proposed to the Annual General Meeting for approval; and

9. the appointment of the Bank of New York as the depository of the American Depository Receipts was confirmed.

The Supervisors who attended the Supervisory Committee meeting passed the following resolutions:

1. the Board proposed resolutions numbered 1, 3, 4, 6 and 7 above were approved;

2. the Report of Supervisory Committee for the year 2003 was considered and approved; and

3. the Supervisory Committee be authorized to propose to the 2003 Annual General Meeting for approval of matters in connection with the appointment of the next session of the Supervisory Committee and authorization of the Supervisory Committee to fix the remuneration of the Supervisors (the brief biography of the nominated Supervisors will be disclosed in the Notice of 2003 Annual General Meeting).

As at the date of this announcement, the Directors of the Company include Yan Zhi Qing, Wang Chang Shun, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An and Zhou Yong Qian as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

Note: Based on the audited results by KPMG prepared in accordance with the International Financial Reporting Standards, as of December 31, 2003, the Company recorded a net loss of approximately RMB358,267,000.

                                                           By order of the Board
                                                                  SU LIANG
                                                             Company Secretary

Guangzhou, the People's Republic of China
April 23, 2004


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By /s/ Su Liang
                                            ------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary


Date: April 28, 2004